Exhibit 99.3

 2022 AGM

 Important Notice and Disclaimers  The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (“the Company” or “NOVONIX”) solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited.  Not an Offer  This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation.  Forward-Looking Statements  This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. The Company has based such statements on its current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, regulatory developments in the United States, Australia and other jurisdictions, the continuation of the Company’s partnership with the Research Group of Dr. Mark Obrovac at Dalhousie University for the development of the Company’s technology, the Company’s ability to scale-up production of its anode or cathode materials and the Company’s ability to attract and retain key management and technology personnel. Forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward looking statements. The Company disclaims any obligation to update any forward-looking statements made in this Presentation to reflect events or circumstances after its date or to reflect new information or the occurrence of unanticipated events, except as required by law.  Industry and Market Data  This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.  Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.  Trademarks, Service Marks and Trade Names  Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

 TOC  NOVONIX Year in Review  Commercial Progress  Government Tailwinds  NOVONIX Anode Materials (NAM)  Battery Technology Solutions (BTS)  TOC  NOVONIX Investment Highlights  NOVONIX Investment Highlights  Our proprietary process technology and capabilities across the value chain drive innovation and commercial opportunities  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10  We develop and supply industry leading battery testing equipment  We are the largest and fastest growing US based supplier of battery grade synthetic graphite with a GWh-scale contract with KORE Power  Our offerings are directly compatible with today’s installed and planned battery manufacturing technology  Demand for our technologies underpinned by exponential growth in EV sales and energy storage demand over the next decade and beyond  We have a clear path to profitability with global tier 1 customer base  Our leadership team is highly credentialed, continuing to successfully execute growth agenda

NOVONIX Notable Milestones

August 2021

09 Aug 2021: Phillips 66 announced US$150m strategic investment in NOVONIX, advancing NOVONIX's production of synthetic graphite for high-performance lithium-ion batteries.



23 Nov 2021: Ceremonial opening of NOVONIX's new Riverside facility attended by US Secretary of Energy, Jennifer Granholm.

19 Jan 2022: Phillips 66 and NOVONIX sign Technology Development Agreement to advance the production and commercialization of anode materials for lithium-ion batteries.

31 Jan 2022: Executed supply and investment agreements for ~12,000 tonnes with US-based KORE Power to advance and strengthen the domestic lithium-ion battery supply chain.



01 Feb 2022: American Depositary Receipts commenced trading on the Nasdaq and celebrated the milestone by ringing the Closing Bell.

6 June 2022: NOVONIX and Emera Technologies launch the first microgrid battery prototype for customer testing. The prototype unit will be part of an advanced microgrid energy storage system.

29 Jun 2022: Announced final results of a Life Cycle Assessment (LCA) conducted by Minviro, demonstrating NOVONIX's GX-23 synthetic anode graphite provides an approximate 60% decrease in global warming potential relative to conventional anode grades.



7 Oct 2022: NOVONIX Institute of Advanced Battery Technology is launched with Hamilton County Schools in Chattanooga, TN. It provides students with the skills and knowledge they need to succeed in the battery industry.


ENERGY
NOVONIX

19 Oct 2022: Recipient of US$150 million in DOE grant funding to support build-out of NOVONIX's next 30,000 tonnes synthetic graphite manufacturing facility.



8 Nov 2022: Hosting Grand Opening event of new Cathode Pilot location opening. Canadian Provincial Premier Tim Houston will be attendance for celebration.

Today

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF

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 NOVONIX Continues to Progress from ‘Win’ to ‘Win’ in its Commercialization Plan  2017: BTS enabling NAM to accelerate sampling of anode product  2019: Foundational Agreements and Strategic Relationships  Jan 2022: Largest US based battery grade synthetic graphite contract signed with KORE Power  Oct 2022: $150 Million in DOE grand funding awarded to NOVONIX to expand its domestic production of high-performance, synthetic graphite anode materials  Tier-1 Contracts to Support 30,000+ tonnes Greenfield Facilities  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

Battery Manufacturers and Auto OEMs Have Announced New Gigafactories to Support North American EV and ESS Growth

North American Battery Initiatives



MI 76.6GWh
Johnson Controls
1.6GWh (2011)
Meadowbrook, MI
LG Energy Solution
5GWh (2013)
20GWh (2028)
Holland, MI
ultium cells
50GWh (2025)
Lansing, MI
OH 35GWh
ultium cells
35GWh (2022)
Lordstown, OH
Ontario 45GWh
STELLANTIS
LG Energy Solution
45GWh (2024)
Windsor, ON
Quebec 70.5GWh
BOLLORE
0.2GWh (2007)
Boucherville, QC
BRITISHVOLT
60GWh (TBC)
TBC, QC
STROMVOLT
10GWh (2030)
TBC, QC
CA 64GWh
TESLA
10GWh (2020)
Fremont, CA
Statevolt
54GWh (TBC)
Imperial County, CA
NY 30GWh
iM3NY
1.8GWh (2022)
28.2GWh (2025)
Huron, NY
KY 116GWh
BlueOval SK
86GWh (2025)
Glendale, KY
Envision AESC
30GWh (2027)
Bowling Green, KY
NV 58GWh
TESLA
Panasonic
32GWh (2019)
26GWh (2025)
Reno, NV
Mexico 80GWh
CATL
80GWh (TBC)
TBC, Mexico
TN 81GWh
Envision AESC
3GWh (2019)
Smyrna, TN
ultium cells
35GWh (2023)
Spring Hill, TN
BlueOval SK
43GWh (2025)
Stanton, TN
AZ 23GWh
KOREPOWER
12GWh (2023)
Maricopa County, AZ
LG Energy Solution
11GWh (2024)
Queen Creek, AZ
TX
TESLA
TBC (TBC)
Austin, TX
IN 33GWh
STELLANTIS
SAMSUNG SDI
23GWh (2025)
10GWh (2027)
Kokomo, IN
GA 21GWh
SK on
9.8GWh (2021)
11.2GWh (2023)
Commerce GA
NC
TOYOTA
TBD (2025)
Greensboro, NC
TBD 15GWh
ABF
3GWh (2024)
12GWh (2026)

Key Observations

- Over 800 GWh across 55 manufacturing plants planned planned in North America
  - Announcements for new plants with clusters in the Midwest, Southeast and Ontario
  - The US Inflation Reduction Act will likely lead to more announcements.
  - Current capacity ~50 GWh
- KORE announced on 29 July 2021 the intention to build KOREPlex, a one million square foot manufacturing that will support up to 12 GWh of battery cell production in Buckeye, AZ
  - NOVONIX will be the exclusive supplier of graphite anode material to KOREPlex which when in full production will be close to 12,000 tonnes per year of material

Source: Bloomberg BNEF October 2022

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF

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 U.S. Legislation is Providing Direct Support to NOVONIX’s Business Plan  IRA Tax Credits & Consumer Credit  Inflation Reduction Act of 2022 ("IRA") includes an estimated $369 billion in investments related to "climate change and energy security“, including tax and other incentives to promote US production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals, representing the "single biggest climate investment in U.S. history”, according to Senator Chuck Schumer.  The IRA includes several provisions aimed at bolstering domestic and regional production of critical minerals. These include:  $7,500 federal consumer tax credit, starting in 2023 based on the origin of materials and localization of manufacturing  New "advanced manufacturing" and production tax credits  $500 million appropriation for "enhanced" use of the Defense Production Act economic support under banner of national security  $40 billion authorized for loan guarantees under Title XVII of the Energy Policy Act of 2005  Section 301 Tariffs  From the Trade Act of 1974, if taken off suspension, would see tariffs imposed on foreign imports of graphite to help remove unfair market distortions imposed by China’s anticompetitive behaviors and size advantage in the battery materials sector.  Includes a 25% tariff on artificial graphite imported from China. A waiver was applied to this material which is due to expire at the end of this year.  A determination by the administration is anticipated after the mid-term election next month.  DOE Loans  DOE Loan Program Office (LPO) has $15.1 billion in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (ATVM), authorized by the Energy Independence and Security Act of 2007, providing debt capital at U.S. Treasury rates.  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

 NOVONIX Selected as Recipient of US$150 million in DOE Grant Funding  Department of Energy Grant Funding  A total of $7 billion in grant funding under President Biden’s Bipartisan Infrastructure Law (BIL) has been appropriated to strengthen the North American battery supply chain amidst surging demand and growing calls to onshore these critical industries  On October 19, 2022, $2.8 billion was provided by DOE’s Office of Manufacturing and Energy Supply Chains (MESC) in collaboration with the Office of Energy Efficiency and Renewable Energy (EERE), authorized by last year’s BIL to boost domestic battery manufacturing and supply chains  US$150 million of grant funding was awarded to NOVONIX by the Department of Energy (DOE) to expand NAM’s domestic production of high-performance, synthetic graphite anode materials – one of 21 winners across 12 categories  Specifically, the grant funds will be dedicated to the Company’s construction of a new U.S. manufacturing facility, including site selection, plant layout, and engineering design to allow for additional expansion after installation of an initial 30,000 tonnes per annum (tpa) of production equipment  Wednesday, October 19, 2022, DOE announced that NOVONIX was selected to enter negotiations to receive US$150 Million in grant funding to support a 30,000 tonnes per annum (tpa) synthetic graphite U.S. manufacturing facility  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

 Phased Growth Plan Underway for NOVONIX Anode Materials  Phase 1: Riverside  Phase 2: Greenfield #1  10K Tonne / Yr  Volume / tonnage phased growth  Market share based off implied global graphite demand in 2021, 2026, and 2031. Source: Benchmark Mineral Intelligence Gigafactory Assessment – June 2022. Based on announced capacity. Assumes full utilization.  Company expectations, which may or may not materialize.  Assumes 55kg of graphite per EV.  NOVONIX’s  illustrative scale plan(3)  Anode Materials annual production volume would equate to:  ~181K  per year  Anode Materials annual production volume would equate to:  ~727K  per year  Anode Materials annual production volume would equate to:  ~2.7mm  per year  2023  2025  2030  (2)  40K Tonne / Yr (2)  0.8%  0.8%  1.9%  Global Market Share(1):  Phase 2: Greenfield #1 & #2  150K Tonne / Yr(2)  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

NOVONIX Anode Materials is Executing on its Phase 1 Growth Plan

July 2022 → Today



28 July 2021: Purchased 'Riverside' a 400,000+ square-foot plant that will allow for 10,000 tonnes per year of synthetic graphite anode material.


NOVONIX

23 Nov 2021: Ceremonial opening of NOVONIX's new **Riverside facility** attended by US Secretary of Energy, Jennifer Granholm.


NOVONIX

Q4 2022: **Completed all major building and utility upgrades** to Riverside facility needed for production and laboratory work.

NOVONIX ANODE MATERIALS

Q4 2022: Accomplished successful **operational trials of first Gen3 furnace system**, collecting operational data to enable continued engineering and optimization for long-term reliability and performance.

NOVONIX ANODE MATERIALS

Q4 2022: Ordered additional furnaces and supporting equipment for full Riverside capacity build out to 10,000 tons per year in support of supply contract with KORE Power.



29 Jun 2022: Announced final **results of a Life Cycle Assessment (LCA)** conducted by Minviro, demonstrating NOVONIX's GX-23 synthetic anode graphite provides an approximate 60% decrease in global warming potential relative to conventional anode grades.



6 Oct 2022: Launched the NOVONIX Institute of Advanced Battery Technology in partnership with Hamilton County Future Ready Institute, Tennessee helping to support a battery industry focused workforce for the future.


ENERGY
NOVONIX

19 Oct 2022: Recipient of US$150 million in DOE grant funding to support build-out of NOVONIX's next 30,000 tonnes synthetic graphite manufacturing facility.

NOVONIX ASX: NVX Nasdaq: NVX OTCQX: NVNXF 10

 Greenfield Plan Overview Site Rendering  NAM is planning a new greenfield facility to support an initial 30,000 tonnes per annum (tpa) by 2025, with potential to expand up to 75,000 tonnes  Site selection process currently underway with several jurisdictions currently being considered  $150 Million in DOE grant funding was awarded to NOVONIX to support buildout of this facility for domestic production of high- performance, synthetic graphite anode materials  NOVONIX Anode Materials Phase 2: Greenfield Site Selection Underway  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

 Battery Technology Solutions (BTS) and Cathode Activities  Completed year on target for growth in hardware sales and service revenue  Continued to grow key customer accounts and add new strategic accounts  Shipped first Microgrid Energy Storage System prototype system out testing with Emera before potential field testing  Launched a new 10 Amp Ultra High Precision Cycler system showcased at The Battery Show (September)  Expanding internal cathode development team and capabilities  Continued progress development internally and collaboratively with Dr. Obrovac’s group at Dalhousie pursing new IP  Completed installation of analytical lab to support full analysis of materials on-site  Continued focus on high nickel and cobalt free materials benchmarking to industry leading materials  Began installation for all key equipment to support 10 tonnes per year pilot line to be commissioned by December 2022  Hosting Grand Opening event of location November 8th, 2022  Canadian Provincial Premier Tim Houston will be in attendance for celebration  Battery Technology Solutions Activities Cathode Synthesis Technology Activities  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

 Contact Information  NOVONIX Anode Materials  NOVONIX Battery Technology Solutions  1029 West 19th Street, Chattanooga, TN, 37408, USA  353 Corporate Place, Chattanooga, TN, 37419, USA  177 Bluewater Road, Bedford, NS B4B 1H1, Canada  110 Simmonds Drive, Dartmouth, NS B3B 1N9, Canada  Send all investor queries to: ir@novonixgroup.com  This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10

 APPENDIX

NOVONIX's Proprietary Graphitization Process is Leading the Clean Energy Transformation

Inputs

- Clean Power Sources[1]
  - Energy input 57% carbon-free (15% renewable) with target to be net-zero by 2050
- Highest Purity Input Materials
  - Minimizes emissions and contaminants
- Sourcing Input Materials to use in Electric Vehicles and Energy Storage System Applications that would Otherwise be Used in Higher Emission Sectors

Process

- Proprietary Furnace Technology
  - Increased energy efficiency
  - No chemical purification

Outputs

- NOVONIX's Anode Materials Support Higher Performance Lithium-Ion Batteries Resulting in the Need for Less Future Input Materials
- Negligible Facility Emissions

The Life Cycle Assessment (LCA) conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite produced in Inner Mongolia, China and a ~30% decrease in GWP when compared to the anode grade natural graphite in Heilongjiang Province, China

1. May FY2021 figures from Tennessee Valley Authority.

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF

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Secretary of Energy, Jennifer M. Granholm Celebrates NOVONIX’s New Riverside Facility  Director Andrew Liveris AO  Director Zhanna Golodryga  CEO Chris Burns  U.S. Rep. Chuck Fleishmann  “The local support for this means not just something for Chattanooga, and it's not just for Tennessee, but it really is for the country. The fact that we're at a facility that once employed about 230 people and that now is going to employ 300 people, making the future of our transportation energy system secure, is such a great day for America.” - Secretary of Energy Jennifer M. Granholm  TN ECD Commissioner Bob Rolfe  Hamilton County Mayor Jim Coppinger  City of Chattanooga Mayor Tim Kelly  Former U.S. Senator Bob Corker  Key Observations  Purchased on July 28th, 2021, this 400,000+ square-foot plant will allow for 10,000 tonnes per year of synthetic graphite anode material production by 2023  On November 22nd, 2021, NOVONIX celebrated Riverside Recharged to inaugurate the new Riverside facility with keynote speaker Secretary of Energy Jennifer M. Granholm  Other speakers included:  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  15

 Strategic Relationship with KORE Power  KORE Power is a leading US based developer of battery cell technology for clean energy industries  NOVONIX and KORE Power have worked together since 2019 through NOVONIX’s BTS division to improve and validate KORE’s battery technology  KORE announced on 29 July 2021 the intention to build KOREPlex, a one million square foot manufacturing that will support up to 12 GWh of battery cell production in Buckeye, AZ  KOREPlex scheduled to begin production in early 2024  Through the signed Supply Agreement, NOVONIX will be the exclusive supplier of graphite anode material to KOREPlex which when in full production will be close to 12,000 tonnes per year of material  NOVONIX invested $25M USD to acquire a roughly 5% stake in KORE Power  Kore Power to invest $1B in Buckeye  www.westvalleyview.com  Highlights of Agreements  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  15

 Mr. Akerson Joins Board of Directors  About Mr. Akerson  Mr. Akerson has served as an executive and director for multiple Fortune 100 companies, including as the former Chairman and Chief Executive Officer of General Motors from 2010 to 2014.  Under his leadership, the company completed a successful IPO in November 2010, reported a record 15 consecutive quarters of profitability, reinvested nearly $9 billion, and created or retained more than 25,000 jobs at its U.S. plants.  In 2002, he joined The Carlyle Group as a Global Partner and Co-Head of U.S. Buyout, and then became head of the firm’s Global Buyout operations. During his tenure, Carlyle’s assets under management rose from $30 to $100 billion.  In addition to his executive positions, Mr. Akerson currently serves as lead director on the Lockheed Martin Board of Directors and was previously Chairman of the United States Naval Academy Foundation.  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  15

 Mr. Edmonds Joins Board of Directors  About Mr. Edmonds  Mr. Edmonds is a highly accomplished finance executive, currently serving as Chief Accounting Officer at Dow, a $55 billion global materials science company.  In that role, he spearheaded all financial activity supporting Dow’s historic $86- billion merger with DuPont unlocking new sources of value, and creating three independent, publicly traded companies in materials science, agriculture, and specialty products sectors.  Prior to Dow, he served in finance and accounting roles at Chiquita Brands International, The Upjohn Company, and Arthur Andersen & Company.  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  15